ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
24 July 2008 (ASX: Announcement & Media Release –FAR Production & Revenue set to leap)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 July 2008

FAR PRODUCTION & REVENUES SET TO LEAP

SUMMARY

- A rig is presently on location and has commenced completion of the 5500' Sand in the #6 well Lake Long Well in South Louisiana (FAR >31%)
- The Operator estimates this zone is capable of producing around 1.5 million cubic feet of gas per day, approximately **$US500,000 per month**
- Subject to testing, the well should commence sales from the 5500' Sand next week
- In September a further well is to be drilled at Lake Long (FAR >31%). The S.L. 328 #28 ST well will test 5 sands between 6700' and 8500' that have produced elsewhere in the field
- North East Waller, Texas Gulf Coast (FAR 34%) drilling programme likely to commence in August

S.L. 328 #6 well, Lake Long, South Louisiana (FAR 31.375%) - Rig on location

A rig is presently on location and has commenced a completion of the 5500 Sand in the #6 well. The 5500 Sand has been perforated with gas recorded at surface. The well will now be gravel packed prior to testing and then turned to existing sales facilities. Subject to testing the well is expected to commence sales from the 5500' Sand within a few days.

The Operator, Kriti Exploration Inc, estimates this zone to be capable of 1-2 million cubic feet of gas per day (US$335,100-US$670,200 per month at $11.17 per thousand cubic feet gas pricing). The total cost of the plug back and recompletion is estimated at US$210,000.

The #6 well was successfully drilled by Kriti and FAR in 1997 and has been progressively produced from multiple pay zones lower in the wellbore.

S.L. 328 #28 ST well, Lake Long Field, South Louisiana (FAR 31.375% (14 Sand) and 1.375% (Shallow sands)

Plans are being advanced for the drilling of a further well at Lake Long. The S.L. 328 #28 ST well is to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7500' that have produced in down dip wells in the field and the deeper 14 Sand at 8500'.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Based on 3D seismic and subsurface data the upper target zones will be at the crest of the structure. The deeper zone (14 Sand) will be directionally drilled to a total depth of 8,500 feet. This zone is interpreted to be productive by logs and sidewall cores in the nearby #6 well which indicate that the reservoir has a gas cap with an oil rim. The productivity of the 14 Sand is also supported by an energy absorption anomaly and increased amplitude on the crest of the structure.



The original #28 well has been shut in for a period of 2 years after recoverable reserves in that well had been depleted. The old wellbore will now be used to re-enter and sidetrack over to an adjacent underexploited block thereby saving on drilling costs.


28 ST Well Path
Shallow
Objectives
6950
Deepest
Objective
14 Sand

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

On a dry hole basis the total cost of the #28ST well is estimated to be US$1.8 million. There is low risk of a dry hole due to the multiple objectives. Timing is scheduled for September 2008. The Operator estimates the 14 Sand to be capable of producing 1.5 million cubic feet of gas and 50 barrels of condensate per day.

All working interests at Lake Long are subject to State and other minor royalties. The Lake Long Field is operated by Kriti Exploration Inc.

Commenting on the Lake Long announcement, FAR's Chairman Michael Evans said:

"The completion of the 5500 zone in the #6 well together with other planned activity at Lake Long should see FAR production levels take a quantum leap. When added to our drilling program at NE Waller scheduled for August our production profile has leverage to the upside in the near term as we take advantage of the 3D seismic work we have undertaken over the past two years."

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au